Exhibit 21.1

SUBSIDIARIES OF TECHWELL, INC.

Legal Entity Name	State or Other Jurisdiction of Incorporation
Techwell International, Inc.	Delaware
Techwell Shenzhen Technology, Inc.	China
Techwell Japan Kabushiki Kaisha	Japan